Rejuvenate Bio Inc
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Rejuvenate Bio Inc Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities' section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
August 10, 2026

REJUVENATE BIO INC
BALANCE SHEET

		As of December 31,	
		2025	**2024**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	2,954	70,701
Grant Receivables		288,547	335,347
Prepaid Expenses		314,914	485,695
Other Current Assets		102,266	121,823
Total Current Assets		708,681	1,013,566
Non-Current Assets:			
Fixed Assets, net		4,766	8,354
Intangible Assets, net		622,525	606,546
Total Non-Current Assets		627,291	614,900
TOTAL ASSETS	$	1,335,972	1,628,466
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	5,087,841	2,275,539
Other Current Liabilities		324,279	289,334
Unearned Revenue		603,333	1,477,000
Convertible Notes - current		2,510,000	-
Incurred Cost Reserve		654,808	654,808
Total Current Liabilities		9,180,262	4,696,681
Non-Current Liabilities:			
Convertible Notes	$	-	2,510,000
Lease Liability		5,383,366	6,215,594
Loans Payable		-	-
Total Non-Current Liabilities		5,383,366	8,725,594
TOTAL LIABILITIES		14,563,628	13,422,275
EQUITY			
Common Stock	$	1,107	1,107
Preferred Stock		998	998
Additional Paid-in Capital		15,658,783	15,658,783
APIC - Equity Compensation		435,168	353,609
SAFE Financing		9,458,084	7,877,500
Accumulated Earnings (Deficit)		(38,781,796)	(35,685,806)
TOTAL EQUITY		(13,227,656)	(11,793,809)
TOTAL LIABILITIES AND EQUITY	$	1,335,972	1,628,466

See Accompanying Notes to these Audited Financial Statements

REJUVENATE BIO INC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2025	**2024**
Revenues			
Revenue	$	2,535,657	-
Cost of Service		(2,252,453)	(269,002)
Gross Profit		283,204	(269,002)
Operating Expenses			
Research and Development	$	1,832,501	964,320
Compensation and Benefits		520,154	850,310
General and Administrative		1,095,332	905,918
Amortization and Depreciation		68,076	37,374
Advertising and Marketing		1,627	137,151
Total Operating Expenses		**3,517,691**	**2,895,074**
Total Loss from Operations		**(3,234,487)**	**(3,164,076)**
Other (Expense)			
Grant Income		7,103	39,333
Other Income		72,259	9,531
Interest Expense	$	-	(40,026)
Loss on Disposal of Assets		-	(200,000)
Total Other Income (Expense)		**79,362**	**(191,162)**
Net Income (Loss)	**$**	**(3,155,124)**	**(3,355,238)**

See Accompanying Notes to these Audited Financial Statements

REJUVENATE BIO INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Shares		Preferred Shares - Series A-1		Preferred Shares - Series A-2						
	# of Shares	**$ Amount**	**# of Shares**	**$ Amount**	**# of Shares**	**$ Amount**	**# of Shares**	**$ Amount**	**Safe Financing**	**APIC**	**APIC - Equity Compen sation**	**Retained earnings (Deficit)**	**Total Shareholder's Equity**
Beginning balance at 1/1/24	11,071,476	1,107	7,761,771	776	1,050,083	105	1,166,760	117	6,527,500	15,654,563	-	(25,373,099)	(3,188,930)
Issuance of Safe Convertible	-	-	-	-	-	-	-	-	1,350,000	-	-	-	1,350,000
Vesting of Stock options	-	-	-	-	-	-	-	-	-	-	122,996	-	122,996
Capital contribution	-	-	-	-	-	-	-	-	-	4,220	-	-	4,220
Prior period adjustment	-	-	-	-	-	-	-	-	-	-	230,613	(6,957,470)	(6,726,857)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(3,355,238)	(3,355,238)
Ending balance at 12/31/24	11,071,476	1,107	7,761,771	776	1,050,083	105	1,166,760	117	7,877,500	15,658,783	353,609	(35,685,806)	(11,793,809)
Issuance of Safe Financing	-		-		-	-	-	-	1,580,584	-	-	-	1,580,584
Vesting of Stock options	-	-	-	-	-	-	-	-	-	-	81,559	-	81,559
Prior period adjustment	-	-	-	-	-	-	-	-	-	-	-	59,135	59,135
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(3,155,124)	(3,155,124)
Ending balance at 12/31/25	11,071,476	1,107	7,761,771	776	1,050,083	105	1,166,760	117	9,458,084	15,658,783	435,168	(38,781,796)	(13,227,656)

See Accompanying Notes to these Audited Financial Statements

REJUVENATE BIO INC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2025	**2024**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(3,155,124)	(3,355,238)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization and Depreciation		68,076	37,374
Loss on Disposal of Fixed Assets		-	200,000
Equity Compensation		81,559	122,996
Decrease (Increase) in:			
Grant Receivables		71,664	1,064,016
Prepaid Expenses		19,614	151,058
Other Current Assets		(5,306)	137,507
Increase (Decrease) in:			
Accounts Payable		1,633,102	842,991
Other Current Liabilities		34,946	(347,941)
Unearned Revenue		(316,393)	517,807
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,587,261	2,725,807
Net Cash provided by (used in) Operating Activities		(1,567,864)	(629,430)
INVESTING ACTIVITIES		-	-
Acquisition of Intangible Assets		(80,467)	(174,301)
Net Cash provided by (used in) Investing Activities		(80,467)	(174,301)
FINANCING ACTIVITIES			
Common Stock		-	5
Additional Paid-in Capital		-	4,220
Loans Payable		-	(904,286)
Safe financing		1,580,584	1,350,000
Net Cash provided by (used in) Financing Activities		1,580,584	449,939
Cash at the beginning of period		70,701	424,493
Net Cash increase (decrease) for period		(67,747)	(353,792)
Cash at end of period	$	2,954	70,701

See Accompanying Notes to these Audited Financial Statement

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rejuvenate Bio Inc ("the Company") was formed in Delaware on December 1, 2015. The Company is a biotechnology company focused on the development and commercialization of novel gene therapies and biologics for animal health. The Company's headquarters is located in Waltham, Massachusetts.

Its customers include animal health companies and distributors, primarily in the United States, reached through strategic partnerships. The Company's revenue to date has primarily been derived from upfront payments, milestone payments, and royalties under these partnerships, reflecting its progress in development and near-commercial programs.

The Company plans to conduct a Regulation Crowdfunding (Reg CF) offering in 2026 to advance the development and commercialization of its near-commercial programs, expand regulatory submissions, and support ongoing research activities, including preclinical studies for its pipeline programs.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company's standard credit terms are generally aligned with government contract billing requirements, with payment due upon submission of approved invoices. Credit risk is assessed individually for each contracting party, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major contracting parties.

As of December 31, 2025, grant receivables related to SBIR and STTR contracts (see Grant Receivables and Contract Assets) represented more than 10% of the total accounts receivable balance, as substantially all of the Company's receivables are due from U.S. government agencies. The Company regularly monitors concentrations of credit risk as part of its overall risk management process.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events raising substantial doubt about the Company's ability to continue as a going concern include the fact that the Company has commenced principal operations and incurred losses over the past four years through 2025, and it may continue to generate losses in the foreseeable future.

The Company's management has evaluated this condition and plans to mitigate these uncertainties by raising additional capital, pursuing strategic partnerships, and managing operating expenditures. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Stock-based compensation expense recognized under ASC Topic 718 is measured at estimated grant-date fair value. Because the Company's underlying equity instruments do not trade in an active market, grant-date fair values for stock-based awards (including inputs such as expected volatility, expected term, and underlying equity valuation) are derived using valuation models that rely significantly on Level 3 unobservable inputs. Expenses are recognized on a straight-line basis over the requisite service period.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,954 and $70,701 in cash and in cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Grant Receivables and Contract Assets

Grant receivables and contract assets relate to the Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) grant arrangements described in Grants section.

Grant receivables are accounted for in accordance with ASC 606. Receivables are recognized when the Company has an unconditional right to consideration for performance completed to date. Amounts represent consideration due from U.S. government agencies under cost-reimbursable contracts.

Billed receivables represent amounts invoiced to the government for reimbursable costs incurred. Unbilled receivables represent revenue recognized in excess of amounts billed and arise when performance has occurred but billing has not yet been submitted as of the balance sheet date. These amounts are presented as contract assets under ASC 606 and are expected to be billed and collected in the ordinary course of business.

Management evaluates receivables for collectibility in accordance with ASC 326, Financial Instruments - Credit Losses. No allowance for credit losses has been recorded as of December 31, 2025 and 2024, as the Company's counterparties are U.S. government agencies and collection is considered probable.

The components of grant receivables and contract assets at December 31 are as follows:

Description	**2025**	**2024**
Billed receivables	195,692	242,491
Unbilled receivables (contract assets)	92,855	92,856
Total	288,547	335,347

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Computer Equipment	5	22,479	22,479
Furniture and Fixtures	5	7,414	7,414
Less Accumulated Depreciation		(25,127)	(21,539)
Totals		**4,766**	**8,354**

Patents

The Company accounts for patents in accordance with Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other. Under ASC 350, costs incurred to acquire patents, including registration, filing,

and legal fees, are capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the patent.

Costs related to research and development activities prior to obtaining the patent are expensed as incurred in accordance with applicable accounting guidance.

Patents are amortized over their estimated useful lives, which are generally based on the legal life of the patent or a shorter period if economic usefulness is expected to be limited. The Company amortizes its patents over 20 years. Amortization expenses related to patents totaled $64,497 and $32,352 for the years ended December 31, 2025 and 2024, respectively.

A summary of the Company's intangible assets is presented below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Patents	20	850,777	770,010
Less Accumulated Amortization		(227,952)	(163,464)
Totals		**622,525**	**606,546**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through R&D service agreements and commercialization partnerships with animal health companies. Payments are generally billed upon completion of specified performance obligations, resulting in accounts receivable until payment is received. No receivables remained outstanding as of December 31, 2025 and December 31, 2024, however, contract assets representing revenue earned but not yet billed of $16,667 were recorded as of December 31, 2025 and are included in other current assets in the balance sheet.

The Company's primary performance obligation is to conduct defined research experiments or deliver agreed-upon development milestones under contractual arrangements.

As of December 31, 2025 and December 31, 2024, the Company recorded current unearned revenue of $603,333 and $1,477,000, respectively, related to performance obligations under agreements where services have been contracted but not yet fully performed. The decrease is primarily due to the recognition of revenue during 2025 as performance obligations were satisfied.

Grants

Grant revenue is recognized in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company's Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) awards are considered exchange transactions because the government receives research data, prototype deliverables, and technical reports in return for consideration.

Under ASC 606, the Company identifies performance obligations within each contract, which generally include prototype development and related technical data deliverables. Revenue is recognized over time as performance obligations are satisfied because the government simultaneously receives and consumes the benefits of the Company's research and development activities. Progress toward completion is measured using an input method based on costs incurred relative to total estimated costs. Management updates total estimated costs periodically and accounts for changes in estimates prospectively in the period of change and future periods, as required for cost-based input methods. Fixed fees are recognized proportionately as costs are incurred using the same cost-to-cost measure of progress.

The Company receives grants primarily from the U.S. Department of Defense, including Headquarters United States Special Operations Command, under the SBIR and STTR programs to support gene therapy prototype development and related research activities.

For the year ended December 31, 2025, the Company recognized grant revenue of $7,103, compared with $39,333 for the year ended December 31, 2024. The decrease in 2025 reflects the completion of certain Phase II contracts and reduced contract activity, consistent with the typical transition of SBIR/STTR projects as Phase II development efforts wind down.

Research and Development Costs

Research and development (R&D) costs represent expenses incurred in the discovery, design, and development of the Company's gene therapies and biologics for animal health. R&D costs are expensed as incurred and are not capitalized, as substantially all projects are in the pre-commercial stage and do not meet the criteria for capitalization under ASC 730, *Research and Development*. These costs include laboratory research, prototype development, preclinical studies, and other scientific and technical activities aimed at advancing the Company's pre-commercial programs.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses are operating costs not directly attributable to specific research or production activities. They consist of salaries and labor-related costs, professional fees, office supplies, travel, insurance, and other miscellaneous expenses necessary to support the Company's overall operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Stock Compensation. Share-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense ratably over the requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of certain stock options at their intrinsic value rather than fair value. Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the option's exercise price, which in some cases may result in an intrinsic value of zero and, therefore, no compensation cost.

The Company also issues stock-based compensation to non-employees, which is accounted for by reference to the guidance in ASC 718. Measurement is based on the fair value of the equity instruments issued, as this is generally more reliably measurable than the fair value of the services received, and is determined on the date when the counterparty's performance is complete or a commitment for performance has been reached. Because there is not a viable market for the Company's common stock, management is required to estimate its fair value for purposes of measuring stock-based compensation. In making this estimate, management considers recent sales of common stock to independent investors, placement agents' assessments of the value of the common shares underlying

preferred stock issuances, and analyses prepared by independent valuation specialists. These estimates involve significant judgment, and actual results could differ materially from those estimates.

The fair value of equity instruments granted as compensation is recognized as expense and credited to additional paid-in capital. Stock-based compensation expenses totaled $81,559 and $122,996 for the years ended December 31, 2025 and December 31, 2024, respectively.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2024	1,037,584	0.36	$0
Granted	192,000	0.37	$0
Exercised	-	0.37	$0
Expired/cancelled	-	0.37	$0
Total options outstanding, December 31, 2024	1,229,584	0.37	$0
Granted	-	0.37	$0
Exercised	-	0.37	$0
Expired/cancelled	-	0.37	$0
Total options outstanding, December 31, 2025	1,229,584	0.37	$0
Options exercisable, December 31, 2025	1,229,584	0.37	$0

Warrants - The Company evaluates stock warrants to determine whether they should be classified as equity instruments, derivative liabilities, or other liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and other applicable guidance, based on the specific terms of each warrant agreement. Warrants that do not include cash settlement provisions, down-round protection, or other features that would require liability classification are accounted for as equity instruments. The warrants described below do not contain such features and are therefore classified in equity. Management considers the equity-based compensation expense related to warrants for 2025 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
1.74	21,551	5/28/2031

A summary of warrant activity for the years ended December 31, 2025 and December 31, 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2024	21,551	1.74	7	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	21,551	1.74	6	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2025	21,551	1.74	5	-
Vested and expected to vest at December 31, 2025	21,551	1.74	5	-
Exercisable at December 31, 2025	21,551	1.74	5	-

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between income (loss) reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to temporary differences for depreciation and accruals/other items and a net operating loss carryforward of approximately $15,766,000. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to

date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2025 and December 31, 2024, CEO Daniel Oliver and CSO Noah Davidson, who are major common stockholders holding approximately 33% and 49% of the total issued and outstanding common stock, respectively, received compensation. Daniel Oliver received $286,902 in 2025 and $229,300 in 2024, while Noah Davidson received $240,909 in 2025 and $257,218 in 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Incurred Cost Reserve

As of December 31, 2025 and December 31, 2024, the Company has recorded a reserve of $654,808, presented under current liabilities, related to the Fiscal Year (FY) 2021 Defense Contract Audit Agency (DCAA) incurred cost submission audit. This reserve represents management's best estimate of a potential liability that may be payable to the U.S. government upon final resolution of the audit. DCAA performs audits of incurred cost submissions for cost-type contracts to evaluate the allowability, allocability, and reasonableness of costs in accordance with the Federal Acquisition Regulation (FAR).

The FY 2021 DCAA incurred cost audit is ongoing, and DCAA is in the process of finalizing its audit procedures and related report. The timing of settlement of the FY 2021 audit will depend on the issuance of the final audit report and subsequent actions by the cognizant contracting authorities. At this time, management cannot reasonably estimate the date of completion or settlement of this matter; however, management believes the reserve represents its best estimate of the outcome based on information currently available.

Office and laboratory lease

The Company leases office and laboratory space under a non-cancellable operating lease that commenced on November 1, 2022, and expires on February 28, 2031. Monthly base rent at commencement was $81,375, subject to annual scheduled escalations over the term .

In October 2023, the Company permanently abandoned the leased premises. Because the leased asset ceased to provide future economic benefit, the Company recognized a full impairment loss of $7,069,270 in 2023 , reducing the right-of-use ("ROU") asset carrying value to $0 as of December 31, 2023. The carrying amount of the ROU asset remained $0 as of December 31, 2024, and December 31, 2025.

On March 14, 2024, the Landlord issued a formal Notice of Belief of Abandonment under California Civil Code Section 1951.35. The underlying lease agreement has not been legally terminated or amended as of December 31, 2025, or December 31, 2024, and the lease obligations remain legally enforceable.

The Company continues to maintain the operating lease liability on its balance sheet in accordance with ASC 842, measuring the present value of remaining unavoidable lease payments. The outstanding lease liabilities were as follows:

- **As of December 31, 2024:** $6,215,594
- **As of December 31, 2025:** $5,383,366

In addition, as of December 31, 2025, and December 31, 2024, the Company recorded an exit/loss liability of $200,000 within **Other Liabilities** on the Balance Sheet (with a corresponding charge to *Gains and Losses on Disposal of Assets* in 2024) to reflect estimated unavoidable settlement and exit costs associated with the abandoned lease.

The Company remains in active negotiations with the Landlord to reach a final settlement. No binding agreement has been executed as of December 31, 2025. Any formal modification or legal discharge of the lease liability will be recognized in the period the agreement becomes legally binding and executed.

NOTE 5 – LIABILITIES AND DEBT

Loans - On May 28, 2021, the Company entered into a loan agreement with Western Alliance Bank to support operations. The Company drew $2,000,000 under the Term Loan on May 24, 2022. The loan bore interest at 3.25% and was secured by substantially all of the Company's personal property, including accounts, equipment, general intangibles, and certain rights to payment from intellectual property. The loan was fully repaid during 2024.

Convertible Notes - The Company has entered into several convertible note agreements to fund operations during 2023. The notes accrue interest at 0% per annum, are payable at the demand of the holders prior to conversion, and generally mature in 2025. The notes are convertible into the Company's equity securities at a 20% discount to the price paid by investors in a qualifying financing.

As of December 31, 2025 and 2024, the outstanding principal balance of the convertible notes was approximately $2,510,000.

All notes remained outstanding as of year-end 2025 and were classified as current liabilities due to their contractual maturities in 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares under the 2015 original Articles of Incorporation, subsequently increased to 23,465,988 shares under the amended 2021 Articles of Incorporation, with a par value of $0.0001 per share. As of December 31, 2025 and December 31, 2024, 11,071,476 shares of common stock were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized preferred stock under the amended 2021 Articles of Incorporation as follows: Series A Preferred Stock: 8,045,977 shares; Series A-1 Preferred Stock: 1,050,083 shares and Series A-2 Preferred Stock: 1,166,760 shares.

The total number of shares of preferred stock the Company is authorized to issue is 10,262,820, with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 9,978,614 shares of preferred stock were issued and outstanding.

Simple Agreements for Future Equity (SAFE)

During 2023 and 2024, the Company entered into multiple SAFE (Simple Agreement for Future Equity) agreements with third-party investors. The SAFE agreements have no maturity date and do not bear interest. Under the terms of these agreements, investors have the right to receive future equity in the Company upon a qualified financing or a change of control event, typically at a 75–80% discount to the applicable price per share. Each SAFE agreement is subject to either a pre-money or post-money valuation cap, which ranges from $15 million to $80 million. The total principal amount of SAFEs outstanding was $7,877,500 as of December 31, 2024. During 2025, the Company received additional SAFEs totaling $1,580,584 under terms consistent with existing agreements, resulting in total SAFEs outstanding of $9,458,084 as of December 31, 2025.

NOTE 7 - PRIOR PERIOD ADJUSTMENTS

During the year ended December 31, 2024, the Company recorded prior period adjustments to correct accounting errors related to its operating lease under ASC Topic 842, *Leases*, and ASC Subtopic 360-10, *Impairment or Disposal of Long-Lived Assets*, as well as unrecorded stock-based compensation under ASC Topic 718, *Compensation—Stock Compensation*.

Operating Lease and ROU Asset Impairment

The Company previously leased office and laboratory space under a non-cancellable operating lease that commenced on November 1, 2022, and expires on February 28, 2031. In October 2023, the Company permanently abandoned the leased premises. Prior to 2024, the Company had not properly recognized the right-of-use (“ROU”) asset and corresponding lease liability required under ASC Topic 842, nor had it appropriately reflected the impairment of the ROU asset upon abandonment in 2023 under ASC Subtopic 360-10.

Stock-Based Compensation

Additionally, management determined that stock-based compensation expense and the corresponding additional paid-in capital (“APIC”) associated with the vesting of equity awards in prior years had not been recognized in the proper periods under ASC Topic 718.

Impact on Opening Stockholders' Equity

To correct these accounting errors, management recorded cumulative-effect adjustments as of January 1, 2024, which reduced total stockholders’ equity by $(6,726,857). The components of these adjustments on the opening balances of stockholders’ equity as of January 1, 2024, were as follows:

- Retained Earnings (Accumulated Deficit): Decreased by $(6,957,470), consisting of$(6,726,857) to reflect the net cumulative effect of the unrecorded lease liability and full impairment of the ROU asset, and $(230,613) to recognize cumulative stock-based compensation expense from prior periods.
- Additional Paid-in Capital (APIC — Stock Compensation): Increased by $230,613 to record the cumulative credit to equity for prior-period stock-based compensation vesting.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through April 10, 2026, and has determined that there were no material changes to the expected collectability of grant receivables as of the balance sheet date.

During March 2026, the Company received additional SAFE (Simple Agreement for Future Equity) investments totaling approximately $963000. These SAFEs provide the holders with the right to receive shares of the Company's capital stock at a 75% discount to the applicable price per share upon a future qualifying equity financing. Each SAFE agreement also includes a valuation cap of $80 million on a pre-money basis.